Las Vegas signs Sportsbook Licensee

June 6, 2005

Symbols: LVH .TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH .Berlin Stock Exchange

Vancouver, British Columbia –Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) is pleased to announce that its wholly owned Antiguan subsidiary, Action Poker Gaming Inc., (“Action Poker”) has recently entered into an agreement to license its software to an established Sportsbook operation. The terms of the deal include an upfront licensing fee of US $100,000 (of which US $50,000 has already been received by Action Poker) and an on going royalty. Action Poker will receive the balance of the licensing fee upon the launch of the new poker room, which is scheduled to be launched in Q3 of 2005.

Jake H. Kalpakian, President and CEO of Las Vegas states, “This is an exciting milestone as this deal represents the first of several Sportsbooks that Action Poker is currently talking to who are interested in joining the Action Poker Network”.

Furthermore, due to the growing success of the Company’s Action Poker Network World Series of Poker tournament promotions, the Company’s flagship site, www.tigergaming.com is once again increasing the number of player’s seats as entries for next month’s Tournament in Las Vegas. Please visit www.tigergaming.com for more details.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,

President

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